Exhibit 99.12

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

31 MARCH 2014

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

INTERIM FINANCIAL STATEMENTS

The financial statements included herein are management prepared, unaudited, condensed, interim, consolidated financial statements and are hereinafter referred to as the "Interim Financial Statements". These Interim Financial Statements are filed on SEDAR concurrently with Management's Discussion and Analysis ("MD&A") of the results for the same period, and may be read in conjunction with the MD&A.

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of our Interim Financial Statements, then such statements must be accompanied by a notice indicating that they have not been reviewed by an auditor.

Neither the accompanying Interim Financial Statements as presented herein nor the accompanying MD&A have been reviewed by our auditors. Both the Interim Financial Statements and the MD&A have been prepared by and are the responsibility of the management of Continental Energy Corporation.

Continental Energy Corporation
(An Exploration Stage Company)
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

			Audited
ASSETS	Note	31 March 2014	30 June 2013
Current
Cash		431,753	21,999
Receivables		3,577	2,333
Prepaid expenses and deposits		10,113	517
		445,443	24,849
Non-current assets
Receivable	4	68,429	-
Investments	4	474,896	862,375
Equipment		5,878	9,403
		$994,646	896,627

LIABILITIES
Current
Accounts payable and accrued liabilities	8	474,977	431,263
Loans	5	750,000	-
Loan payable to related party	8	21,380	27,107
Convertible debt	6	351,415	311,171
		1,597,772	769,541
EQUITY DEFICIENCY
Share capital	7	16,131,630	16,100,792
Conversion rights reserve		56,966	10,966
Share based payment reserve	7	9,401,487	9,353,635
Foreign currency translation reserve		(2,727)	-
Deficit		(25,949,123)	(25,286,872)
Equity deficiency attributable to:
Shareholders		(361,767)	178,521
Non-controlling interest in affiliate		(241,359)	(51,435)
		(603,126)	127,086

		$994,646	896,627

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 10)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director & CEO

“Robert V. Rudman”, Director & CFO

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENT OF LOSS AND COMPREHENSIVE LOSS

		Three Months Ended		Nine Months Ended
	Note	31 March 2014	31 March 2013	31 March 2014	31 March 2013
EXPENSES
Depreciation		1,174	2,742	3,525	7,109
Financing fees – warrants		-	154,352	-	154,352
Interest and bank charges	6	42,573	9,336	110,225	53,535
Management and consulting fees	8	70,049	70,590	212,429	212,287
Office expenses and investor relations		16,553	5,525	40,034	46,648
Professional fees		15,557	24,162	47,260	72,101
Rent, maintenance and utilities		3,322	8,020	13,428	27,396
Share-based payments	7	-	152,880	20,877	152,880
Travel and accommodation		11,428	20,234	23,998	34,357
Loss before the undernoted		$(160,656)	(447,841)	(471,776)	(760,665)
Other income (expenses)
Interest income		5	2	14	2
Foreign exchange gain (loss)		3,777	1,389	4,465	(217)
Gain on sale of equipment		-	-	-	13,257
Equity income from investment in affiliate	4	(161,682)	-	(382,258)	-
Net loss for the Period $		$(318,556)	(446,450)	(849,555)	(747,623)

Net loss for the period attributable to:
Shareholders of the Company		(239,332)	(446,450)	(662,251)	(747,623)
Non-controlling interest		(79,224)	-	(187,304)	-
Currency translation differences		(4,936)	-	(5,347)	-
Comprehensive loss for the period		$(323,492)	(446,450)	(854,902)	(747,623)

Net comprehensive loss attributable to:
Shareholders of the Company		(241,849)	(446,450)	(664,978)	(747,623)
Non-controlling interest		(81,643)	-	(189,924)	-
		$(323,492)	(446,450)	(854,902)	(747,623)

Loss Per Share – Basic and Diluted		$(0.00)	(0.00)	(0.01)	(0.01)

Weighted Average Number of Shares Outstanding		123,615,381	102,250,659	123,446,038	100,430,618

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENT OF CASH FLOW

		For the Nine	For the Nine
		Months Ended	Months Ended
Cash Resources Provided By (Used In) Period	Note	31 March 2014	31 March 2013

Operating Activities
Loss for the period		(662,251)	(747,623)
Items not affecting cash
Depreciation		3,525	7,109
Interest on convertible debt	6	104,057	49,026
Interest on related party loan	8	834	458
Gain on sale of equipment		-	(13,257)
Financing fee – warrants		-	154,352
Equity income from investment in affiliates		194,954	-
Share-based payments	7	20,877	152,880
Write-off of exploration and evaluation assets		-	1
Changes in non-cash working capital
Receivables		(1,244)	(1,914)
Prepaid expenses and deposits		(9,596)	8,419
Accounts payable and accrued liabilities		(24,673)	211,988
		$(373,517)	(178,561)
Investing Activities
Purchase of equipment		-	(5,243)
Sale of equipment		-	13,943
		$-	8,700
Financing Activities
Shares issued – cash		40,000	29,500
Proceeds from loans	5	750,000	-
Repayment of related party loan	8	(6,561)	(930)
Interest paid		-	(6,776)
		$783,439	21,794

Change in Cash		409,922	(148,067)
Foreign currency adjustment		(168)	-
Cash Position – Beginning of Period		21,999	152,971
Cash Position – End of Period		$431,753	4,904

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY DEFICIENCY

						Foreign
				Share Based	Conversio	Currency		Non-
				Payment	n Rights	Translation		controlling
		Common Share Capital		Reserve	Reserve	Reserve	Deficit	Interest	Total
	Note	Number	Amount $	$	$	$	$	$	$
Balance on 30 June 2012		99,540,381	15,142,030	9,268,928	8,966	-	(24,568,557)	-	(148,633)
Issuance of shares for:
Private placements - cash		2,975,000	30,435	29,065	-	-	-	-	59,500
Financing fees – warrants		-	-	154,352	-	-	-	-	154,352
Share-based payments		-	-	152,880	-	-	-	-	152,880
Loss for the period		-	-	-	-	-	(747,623)	-	(747,623)
Balance on 31 March 2013		102,515,381	15,172,465	9,605,225	8,966	-	(25,316,180)	-	(529,524)

Balance on 30 June 2013		122,815,381	16,100,792	9,353,635	10,966		(25,286,872)	(51,435)	127,086
Issuance of shares for:
Private placements - cash	7	800,000	30,838	9,162	-	-	-	-	40,000
Convertible debt amendments	6	-	-	17,813	46,000	-	-	-	63,813
Share-based payments	7	-	-	20,877	-	-	-	-	20,877
Foreign currency translation		-	-	-	-	(2,727)	-	(2,620)	(5,347)
Loss for the Period		-	-	-	-	-	(662,251)	(187,304)	(849,555)
Balance on 31 March 2014		123,615,381	16,131,630	9,401,487	56,966	(2,727)	(25,949,123)	(241,359)	(603,126)

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2014

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

The Company is an emerging international energy investment company acquiring participating interests in oil, gas, and alternative energy projects, producers, and related services providers outside of North America.

These Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has incurred operating losses over the past several fiscal years and has no current source of operating cash flow. There are no assurances that sufficient funding will be available to further develop its projects. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire new properties and develop them as well as fund ongoing administration expenses.

Management intends to obtain additional funding by issuing common stock in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures.

These uncertainties represent a liquidity risk and impact the Company’s ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these Interim Financial Statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

2.	Basis of Preparation

These Interim Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and are based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations thereof made by the International Financial Reporting Interpretations Committee.

These Interim Financial Statements should be read in conjunction with the audited consolidated financial statements for the last fiscal year ended 30 June 2013, which were also prepared in accordance with IFRS.

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to its Audit Committee. The Audit Committee approved these Interim Financial Statements on 8 May 2014.

3.	Critical Judgments and Use of Estimates

The preparation of these Interim Financial Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

In preparing these Interim Financial Statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the last fiscal year ended 30 June 2013.

Continental Energy Corporation
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2014

4.	Investments

On 4 June 2013, the Company acquired 51% of the shares of Visionaire Energy AS (“Visionaire”), a privately held Norwegian holding company by issuing 20,000,000 of its common shares at a value of $900,000. The principal assets of Visionaire are its shareholdings in two separate, privately owned, offshore oil and gas service providers, both based in Bergen, Norway. Visionaire owns a 49% equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS. Visionaire exerts significant management influence over both VTT and RADA and accounts for them using the equity method.

The Company owns voting control of Visionaire and its accounts are consolidated with those of the Company. The 49% non-controlling interest is recorded in the consolidated statement of financial position. The Company considers Visionaire, VTT, and RADA to be its "affiliates".

The allocation of the purchase price and the reconciliation of the balance is as follows:

Fair value of the shares issued	900,000
Cash acquired	(6,844)
Payable to related party assumed	1,711
Non-controlling interest	(69,635)
Equity income from affiliate	37,143
Value of investment on 30 June 2013	$862,375

The movement in the investment is as follows:

Value of investment on 30 June 2013	862,375
Equity income (loss) from affiliate	(382,258)
Foreign currency translation	(5,221)
Value of investment on 31 March 2014	$474,896

As at 31 March 2014, a total of $68,429 was receivable from an affiliate. The amount is presented as a long-term receivable in the consolidated statement of financial position.

5.	Loans

On 7 November 2013, the Company issued promissory note to a Malaysian company for proceeds of $100,000. The promissory note had a maturity date of 15 May 2014 but was repaid in its entirety on 14 March 2014.

On 3 March 2014, the Company received proceeds of $750,000 in the form of an interest free loan. The lender agreed to convert the loan into common shares of the Company at such time as the common shares can be issued (Note 10). As at 31 March 2014, the entire amount remains outstanding.

Continental Energy Corporation
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2014

6.	Convertible Debt

Total
Balance on 30 June 2012	$269,645
Interest	60,245
Conversion rights - amendments	(2,000)
Additional consideration warrants - amendment	(16,719)

Balance on 30 June 2013	$311,171
Interest	104,057
Conversion rights - amendments	(46,000)
Additional consideration warrants - amendment	(17,813)

Balance on 31 March 2014	$351,415

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The note principal was convertible, at the election of the holder, at any time during its term into 3,125,000 common shares of the Company. Any unpaid interest thereupon is also convertible, at the option of the holder, at the same conversion rate. As additional consideration, the Company issued 1,562,500 warrants (“the additional consideration warrants”) to the note holder, exercisable at $0.12 per share up to 22 September 2013, the original maturity date.

The note originally accumulated interest at a rate of 10% per annum or at 15% per annum in the event of default of payment. On 21 November 2012, the Company reached an agreement with the note holder that increased the interest rate retroactively to 18%, extended the maturity date to 21 March 2013, and reduced the conversion price from $0.08 to $0.05 per share. This amendment to the terms of the note resulted in an incremental value of $1,000.

On 21 May 2013, the Company reached an agreement with the note holder that extended the maturity date to 21 September 2013, extended the term of the additional consideration warrants to 21 March 2015, and reduced the exercise price of the additional consideration warrants to $0.08.This amendment to the terms of the note resulted in an incremental value of $1,000 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $16,719.

On 4 October 2013, the Company reached an agreement with the note holder that extended the maturity date to 15 November 2013. This amendment to the terms of the note resulted in an incremental value of $8,500.

On 12 December 2013, the Company reached an agreement with the note holder that extended the maturity date to 31 January 2014 and reduced the exercise price of the additional consideration warrants to $0.05. This amendment to the terms of the note resulted in an incremental value of $31,500 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $10,782.

On 31 March 2014, the Company reached an agreement with the note holder that extended the maturity date to 30 April 2014 and extended the term of the additional consideration warrants to 31 December 2015. This amendment to the terms of the note resulted in an incremental value of $6,000 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $7,031.

The incremental value of the conversion rights of the note and the additional consideration warrants were calculated using the Black-Scholes model with the following assumptions:

		Additional
	Conversion	Consideration
Fiscal 2013	Rights	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	86%	86%
Risk-free interest rate	0.11%	0.21%
Expected life (years)	0.34 – 1.83	1.83

Continental Energy Corporation
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2014

		Additional
	Conversion	Consideration
Fiscal 2014	Rights	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	86%	86%
Risk-free interest rate	0.05%	0.30%
Expected life (years)	0.09 – 0.14	1.27 – 1.76

7.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value

500,000,000 preferred shares without par value

Shares issued

On 21 October 2013, a private placement was completed for 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per share. The Company allocated $11,215 to common shares and $3,785 to the share purchase warrants based on management’s estimate of relative fair values.

On 25 July 2013, a private placement was completed for 500,000 units for total proceeds of $25,000. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per share. The Company allocated $19,623 to common shares and $5,377 to the share purchase warrants based on management’s estimate of relative fair values.

Stock options

The shareholders of the Company approved an incentive stock option plan on 30 November 2012 under which the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the board. Options vest on the grant date unless otherwise determined by the board. The aggregate number of common shares which may be reserved as outstanding options shall not exceed 25,000,000, and the maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares and 15% of same for all related parties (officers, directors, and insiders) as a group.

a)	Movements in outstanding share options during the period:

		Weighted Average
	Number of	Exercise Price
	Options	$ per Share
Outstanding on 30 June 2012	16,340,000	0.06
Granted	7,800,000	0.05
Expired	(8,340,000)	0.07
Outstanding on 30 June 2013	15,800,000	0.05
Granted, Expired, Exercised, or Amended	-	-
Outstanding on 31 March 2014	15,800,000	0.05

Continental Energy Corporation
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2014

b)	Share options outstanding

A summary of the Company’s options outstanding on 31 March 2014 is as follows, and the total have a weighted average remaining contractual life of 1.37 years:

Options	Options	Exercise	Expiry
Outstanding	Exercisable	Price	Date
8,000,000	8,000,000	$0.05	31 March 2015
7,800,000	7,800,000	$0.05	31 December 2015

15,800,000	15,800,000

Warrants

a)	Movements in warrants during the period:

		Weighted Average
	Number of	Exercise Price
	Warrants	per Share $
Outstanding on 30 June 2012	20,780,500	0.15
Issued	3,125,000	0.05
Expired	(12,350,000)	0.19
Outstanding on 30 June 2013	11,555,500	0.06
Issued	2,550,000	0.06
Expired	(2,643,000)	0.05

Warrants outstanding on 31 March 2014	11,462,500	0.05

b)	Value of warrants

On 21 October 2013, a total of 300,000 warrants were granted in conjunction with the Company’s private placement, with an exercise price of $0.10 and a term expiring in three years from the date of the grant. The total value of the warrants was $4,050 which was utilized to allocate $3,785 of the total proceeds of $15,000 to share based payments reserve.

On 1 October 2013, the Company granted a total of 2,000,000 share purchase warrants as total compensation to two arm’s length parties in exchange for investor relations and other financial services to the Company. Each warrant has a term of one year and an exercise price of $0.05 per common share. The Company calculated the value of these warrants to be $20,877 which was charged to the statement of loss and comprehensive loss as share-based payments.

On 25 July 2013, a total of 250,000 warrants were granted in conjunction with the Company’s private placement, with an exercise price of $0.10 and a term expiring in three years from date of grant. The total value of the warrants was $13,700 which was utilized to allocate $5,377 of the total proceeds of $25,000 to share based payment reserve.

The fair value of the warrants granted during the period was estimated using the Black-Scholes option pricing model, with the following assumptions:

For the Period ended
31 March 2014
Expected dividend yield	Nil
Expected stock price volatility	86%
Risk-free interest rate	0.21%
Expected life of warrants (years)	1.43

Continental Energy Corporation
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2014

c)	Warrants outstanding

A summary of the Company’s warrants outstanding on 31 March 2014, is as follows, and the total have a weighted average remaining contractual life of 1.30 years:

Number of Shares	Price Per Share	Expiry Date
2,600,000	$0.05	7 January 2015
375,000	$0.05	15 January 2015
250,000	$0.08	15 March 2015
1,562,500	$0.05	31 December 2015
3,975,000	$0.05	31 December 2015
150,000	$0.10	28 June 2016
250,000	$0.10	28 July 2016
1,500,000	$0.05	30 September 2014
500,000	$0.05	30 September 2014
300,000	$0.10	21 October 2016
11,462,500

8.	Related Party Transactions

a)	Transactions with related parties and related party balances

As at 31 March 2014, $320,734 (30 June 2013 - $260,925) was payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

As at 31 March 2014, there was a loan payable of $21,380 (30 June 2013 - $27,107) to an officer of the Company. The note accrues interest at a rate of 10% per annum, is unsecured and was originally due on 21 September 2013. The Company is currently negotiating new terms. During the period ended 31March 2014, interest expense in the amount of $834 (31 March 2012 - $458) was accrued. The Company’s net repayment amounted to $6,561 during the nine months ended 31 March 2014.

b)	Compensation of key management personnel

During the three month period ended 31 March 2014, the Company paid or accrued management fees to officers of the Company in the amount of $67,500 (same period ended 31 March 2013 - $67,500). During the first nine months ended 31 March 2014, the Company paid or accrued management fees to officers of the Company in the amount of $202,500 (same nine months ended 31 March 2013 - $202,500).

During the first nine months ended 31 March 2014, management compensation for share-based payments amounted to $nil (same nine months ended 31 March 2013 - $58,800). The amount represents the expense on 4,000,000 stock options granted to the directors and officers during the period ended 31 March 2013.

Continental Energy Corporation
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 MARCH 2014

9.	Segmented Information

The Company operates in the business sector of acquiring participating equity interests in oil, gas, and alternative energy projects, producers, and related services providers doing business outside of North America. The Company's assets are segmented on a geographical basis as follows:

	At the End of the	At the End of the
	Past Quarter on	Past Fiscal Year on
Geographic Segment	31 March 2014	30 June 2013
Europe	$543,325	862,375
Southeast Asia	5,878	9,403
Total Non-Current Assets	$549,203	871,778

10.	Subsequent Events

a)	On 5 May 2014, the Company made application for revocation of two cease trade orders. One was received from the Alberta Securities Commission on 26 March 2014 and the other was received from the British Columbia Securities Commission on 23 December 2013. These orders were issued due to the Company's late filing of its audited financial report for the fiscal year ended 30 June 2013 and unaudited reports for the quarters ended 30 September and 31 December 2013. The orders prohibit trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required financial reports and revocation orders are issued by both Commissions. The Company cured these deficiencies with filings of the late statements on 23 April 2014 and 2 May 2014. As of the date of these Interim Financial Statements, the revocation orders have not yet been received.

---oOo---

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51 - 102F1
CONTINENTAL ENERGY CORPORATION
For the Third Quarter Ended 31 March 2014
of the Fiscal Year Ending 30 June 2014

This Management Discussion and Analysis (“MD&A”) for Continental Energy Corporation (the "Company") has been prepared as of 8 May 2014 (the "Report Date"). This MD&A is intended to supplement and complement the management prepared, unaudited, condensed, interim, consolidated financial statements (the "Interim Financial Statements") filed herewith.

These Interim Financial Statements and this MD&A pertain to the nine month period ended 31 March 2014, which corresponds to the Third Quarter of the Company's fiscal year ending 30 June 2014. This period is hereinafter referred to as the "Third Quarter" or as the "Past Quarter".

All financial information presented herein has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”). All amounts disclosed are in United States dollars unless otherwise stated.

NATURE OF BUSINESS

The Company is an emerging international energy investment company acquiring participating interests in oil, gas, and alternative energy projects, producers, and related services providers outside of North America.

HIGHLIGHTS OF THE THIRD QUARTER

Significant events having material effect on the business affairs of the Company which have occurred during the Third Quarter are summarized below:

SHORT TERM LOAN

On 3 March 2014, the Company received proceeds of $750,000 in the form of an interest free loan. The lender has agreed to convert the loan into common shares of the Company at such time as the common shares can be issued.

NOTE REPAID

On 14 March 2014, the Company repaid a short term promissory note in its entirety. The note had been issued to an arms-length party for proceeds of $100,000 on 7 November 2013.

ANNUAL GENERAL MEETING SCHEDULED

On 21 March 2014, the Company published and filed on SEDAR, its notice of record date and meeting date for its annual general meeting for the fiscal year ended 30 June 2013. The record date for rights to vote was 17 April 2014. The meeting is set for 23 May 2014 and will be held at the boardroom of the Company's transfer agent in Vancouver.

CEASE TRADE ORDERS

On 26 March 2014, the Alberta Securities Commission issued the Company a cease trade order. The British Columbia Securities Commission had also issued the Company a cease trade order on 23 December 2013. These orders were issued because the Company was at the time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the year ended 30 June 2013 and its Interim Financial Statements for the quarters ended 30 September 2013 and 31 December 2013. The orders prohibit trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required financial reports and revocation orders are issued by both Commissions. Subsequent to the end of the Past Quarter, the Company has cured these deficiencies and made application for revocation orders (see Subsequent Events below).

CONVERTIBLE PROMISSORY NOTE

On 31 March 2014, the Company and the holder of a $250,000 convertible promissory note agreed to extend the maturity date of the note to 30 April 2014.

SHARE PURCHASE WARRANTS ACTIVITY

During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues -No new issues of share purchase warrants were made.

Expiry - On 26 February 2014, at total of 2,643,000 share purchase warrants expired.

Amendments - On 31 March 2014, the Company extended the term of 1,562,500 share purchase warrants from 15 May 2015 to 31 December 2015. No change was made to the $0.05 exercise price.

INCENTIVE STOCK OPTIONS ACTIVITY

During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants - No new incentive stock options were granted.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

COMMON SHARE CONVERSION RIGHTS ACTIVITY

During the Past Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues - There were no new common shares conversion rights issued.

Expiry - No outstanding common shares conversion rights expired.

Amendments - There were no amendments to the terms of any outstanding common share conversion rights.

NEW SHARES ISSUES

During the Past Quarter, no new shares were issued.

SHAREHOLDING AT END OF THE THIRD QUARTER

As at the end of the Third Quarter, the Company’s share capital was issued or held in reserve as follows:

  123,615,381 common shares were issued and outstanding.

  15,800,000 unexercised stock options were issued and outstanding.

  14,105,500 unexercised warrants were issued and outstanding.

  5,000,000 common shares were held in reserve against possible conversion of a $250,000 note.

  Nil preferred shares were issued and outstanding.

SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Third Quarter but prior to the Report Date of this MD&A include the following:

FILING OF ANNUAL AUDITED FINANCIAL STATEMENTS

On 23 April 2014, the Company published and filed on SEDAR, its audited annual financial statements for its fiscal year ended 30 June 2013.

FILING OF ANNUAL STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS DISCLOSURE

On 25 April 2014, the Company published and filed on SEDAR, its annual oil and gas disclosure in the form required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

FILING OF INTERIM FINANCIAL STATEMENTS FOR Q1 FISCAL 2014

On 2 May 2014, the Company published and filed on SEDAR, its Interim Financial Statements for the three month period ended 30 September 2013 and first quarter of its fiscal year ending 30 June 2014.

FILING OF INTERIM FINANCIAL STATEMENTS FOR Q2 FISCAL 2014

On 2 May 2014, the Company published and filed on SEDAR, its Interim Financial Statements for the six month period ended 31 December 2013 and second quarter of its fiscal year ending 30 June 2014.

DEFICIENCY CURED

On 2 May 2014, the Company cured the deficiencies pertaining to the cease trade orders, referred to in the Highlights of the Quarter section above, with its 23 April 2014 and 2 May 2014 filings on SEDAR of the required financial statements.

REVOCATION APPLICATION

On 5 May 2014, the Company made application for revocation of the cease trade orders. As of the Report Date, the revocation orders have not yet been received.

SHARE PURCHASE WARRANTS ACTIVITY

Exercises - No outstanding share purchase warrants were exercised.

New Issues - No share purchase warrants were issued.

Expiry - No share purchase warrants expired.

Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

INCENTIVE STOCK OPTIONS ACTIVITY

Exercises - No outstanding incentive stock options were exercised.

New Grants - No new incentive stock options were granted.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

COMMON SHARE CONVERSION RIGHTS ACTIVITY

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues - There were no new common shares conversion rights issued.

Expiry - No outstanding common shares conversion rights expired.

Amendments - There were no amendments to the terms of any outstanding common share conversion rights.

NEW SHARES ISSUES

Subsequent to the end of the Past Quarter and prior to the Report Date, no new shares were issued.

SHAREHOLDING

As at the Report Date of this MD&A, the Company’s share capital is issued or held in reserve as follows:

  123,615,381 common shares are issued and outstanding.

  15,800,000 unexercised stock options are issued and outstanding.

  14,105,500 unexercised warrants are issued and outstanding.

  5,000,000 common shares are held in reserve against possible conversion of a $250,000 note.

  Nil preferred shares are issued and outstanding.

FINANCIAL RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Basic & Diluted per
		Income (loss) from	Share Income (loss) from
		Continued Operations &	Continued Operations &
Period	Revenue $	Net Income (loss) $	Net Income (loss) $
Quarter-3 of Fiscal 2014	Nil	(318,556)	(0.00)
Quarter-2 of Fiscal 2014	Nil	(341,133)	(0.00)
Quarter-1 of Fiscal 2014	Nil	(189,866)	(0.00)
Quarter-4 of Fiscal 2013	Nil	47,508	0.00
Quarter-3 of Fiscal 2013	Nil	(446,450)	(0.01)
Quarter-2 of Fiscal 2013	Nil	(144,702)	(0.00)
Quarter-1 of Fiscal 2013	Nil	(156,471)	(0.00)
Quarter-4 of Fiscal 2012	Nil	(208,463)	(0.00)

  Quarterly results will vary in accordance with the Company’s own business activities but also with the performance of the Company’s "affiliates". The Company's uses the equity method of accounting for these affiliates as further described in the notes to the accompanying Interim Financial Statements.

  The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the size and scope of the Company’s activity will increase.

  Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized assets and its investments. The Company will write-down or write-off capitalized properties or assets when results indicate that no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its properties and investments for any indications of impairment.

  Non-cash costs such as share based payments expense and financing fees also affect the size of the Company’s quarterly income (loss).

COMPARATIVE RESULTS OF OPERATIONS - CURRENT AND COMPARATIVE PERIODS

Nine month period ended 31 March 2014 (the “Current Period”) and the
Nine month period ended 31 March 2013 (the “Comparative Period”)

a)

Overall, the Company incurred a loss of $849,555 from operations during the Current Period compared to a loss of $747,623 during the Comparative Period, an increase of $101,932. The increase is primarily due to the Company using equity accounting for the losses of its affiliates which were acquired after the Comparative Period. Total equity loss during the Current Period was $382,258 compared to $nil for the Comparative Period.

b)

Interest expense during the Current Period was $110,225 compared to $53,535 during the Comparative Period, attributable largely to increased interest charges on the Company's convertible debt due to various modifications to its terms made during the Current Period.

c)

Share-based payment expense was $20,877 in the Current Period compared to $152,880 in the Comparative Period due to the calculated value of options granted and warrants issued during the respective periods.

d)	Financing fees during the Current Period were $Nil compared to $154,352 for the Comparative Period due to modification of the terms of outstanding warrants.

e)	The Company incurred a loss per share of $0.01 in both the Current and Comparative Periods.

f)	Cash used in operating activities during the Current Period was $373,517 compared to $178,561 used in the Comparative Period.

g)	Cash used in investing activities during the Current Period was $nil compared to $8,700 during the Comparative Period due to purchase and sale of equipment.

h)	Cash raised from financing activities during the Current Period was $783,439 from private placements and loans compared to $21,794 during the Comparative Period.

COMPARATIVE RESULTS OF OPERATIONS - CURRENT AND COMPARATIVE QUARTERS

Three month period ended 31 March 2014 (the “Current Quarter”) and the
Three month period ended 31 March 2013 (the “Comparative Quarter”).

a)

Overall, the Company incurred a loss from operations during the Current Quarter of $318,556 compared to a loss of $446,450 for the Comparative Quarter, a decrease of $127,894. The decrease is attributable to reduced financing fees and share-based payments. Total equity loss during the Current Quarter was $161,682 compared to $nil for the Comparative Quarter.

b)

Interest expense during the Current Quarter was $42,573 compared to $9,336 during the Comparative Quarter. The increase is attributable to increased interest charges on the Company's convertible debt due to various modifications to its terms made during the Current Quarter.

c)

Share-based payment expense was $nil in the Current Quarter compared to $152,880 in the Comparative Quarter due to the calculated value of options granted and warrants issued during the respective quarters.

d)	Financing fees during the Current Quarter were $nil compared to $154,352 for the Comparative Quarter due to modification of the terms of outstanding additional consideration warrants.

e)	The Company incurred a loss per share of $0.00 in both the Current and the Comparative Quarters.

f)	Cash used in operating activities during the Current Quarter was $254,436 compared to $31,391 used in the Comparative Quarter.

g)	Cash used in investing activities during both the Current Quarter and the Comparative Quarter was $nil.

h)

Cash raised from financing activities during the Current Period was $750,000 from a short term loan less the repayment of a $100,000 loan compared to $29,500 from a private placement and $721 in additional loan during the Comparative Quarter.

LIQUIDITY AT THE END OF THE THIRD QUARTER

As at 31 March 2014, the Company’s Interim Financial Statements reflected a working capital deficit of $1,152,329 compared to a working capital deficit of $744,692 at the 30 June 2013 end of the previous fiscal year end.

CAPITAL RESOURCES

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to identify and conclude oil, gas, and alternative energy investments with a likelihood of success. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s growth and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the energy and resource markets, the climate for investment, the Company’s track record, and the experience and caliber of its management.

The Company may not have sufficient funds to meet its administrative and new business development activities over the next twelve months. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

RISKS AND UNCERTAINTIES

The Company has no history of profitable operations and is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

There is no certainty that the money the Company spends on new business development or that the investments it makes will result in significant revenue growth to the Company. The long-term profitability of the Company's operations will in part be related to the success of its investments and the performance of current and future affiliates, all of whom may be affected by a number of factors that are beyond the control of the Company.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

SEGMENT INFORMATION

The Company operates in the business sector of acquiring participating equity interests in oil, gas, and alternative energy projects, producers, and related services providers doing business outside of North America. The Company's assets are segmented on a geographical basis as follows:

	At the End of the	At the End of the
	Past Quarter on	Past Fiscal Year on
Geographic Segment	31 March 2014	30 June 2013
Europe	543,325	862,375
Southeast Asia	5,878	9,403
Total Non-Current Assets	$549,203	871,778

ADDITIONAL DISCLOSURE

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements not already disclosed elsewhere in the MD&A.

MATERIAL CONTRACTS & COMMITMENTS

During the period, no new material contracts or commitments were undertaken, not elsewhere disclosed herein or in the Interim Financial Statements for the period ended 31 March 2014.

RELATED PARTY TRANSACTIONS

Details of the transactions and balances between the Company and its related parties are disclosed below.

Transactions with related parties and related party balances

  As at 31 March 2014, $320,734 (30 June 2013 - $260,925) was payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

  As at 31 March 2014, there was a loan payable of $21,380 (30 June 2013 - $27,107) to an officer of the Company. The note accrues interest at a rate of 10% per annum, is unsecured and was originally due on 21 September 2013. The Company is currently negotiating new terms. During the period ended 31 March 2014, interest expense in the amount of $834 (31 March 2013 - $458) was accrued. The Company’s total repayment amounted to $6,561 during the nine months ended 31 March 2014.

Compensation of key management personnel

  During the Past Quarter the Company paid or accrued management fees to officers of the Company in the amount of $67,500 (same quarter ended 31 March 2013 - $67,500).

  During the first nine months ended 31 March 2014 the Company paid or accrued management fees to officers of the Company in the amount of $202,500 (same nine months ended 31 March 2013 - $202,500).

  During the first nine months ended 31 March 2014, share-based management compensation amounted to $nil compared to $58,800 for the same nine months ended 31 March 2013, attributable largely to the expense of 4,000,000 incentive stock options granted to the directors and officers of the Company.

INVESTOR RELATIONS, PUBLICITY AND PROMOTION

No material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed above.

FINANCIAL ADVICE, NEW BUSINESS CONSULTING, FINDER'S AGREEMENTS, & FUNDRAISING

No material new arrangements, or modifications to existing agreements, were made by the Company for financial advice, new business consulting, finder's arrangements, or fund raising which are not otherwise already disclosed above.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of Interim Financial Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

In preparing the Company’s Interim Financial Statements, significant judgments may be made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the year ended 30 June 2013.

FINANCIAL INSTRUMENTS

The Company’s financial instruments as at 31 March 2014 consist of cash, receivables, included long-term receivable, accounts payable and accrued liabilities, loan payable to related party and convertible debt. The fair value of these instruments approximates their carrying value. There were no off-balance sheet financial instruments.

Cash, other than the minor amounts of Indonesian Rupiahs and Norwegian Krone, consist solely of cash deposits with major Canadian banks. The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving the Canadian dollar, Indonesian Rupiah or Norwegian Krone

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the period ended 31 March 2014.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional disclosure concerning the Company’s general and administrative expenses and other business development costs is provided in the Company’s statement of loss and comprehensive loss contained in its Interim Financial Statements for the period ended 31 March 2014.

CLAIMS, CONTINGENCIES & LITIGATION

Except for any contingencies elsewhere disclosed herein, or in the Interim Financial Statements for the period ended 31 March 2014 published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

APPROVAL

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to the Audit Committee. The Audit Committee approved the Interim Financial Statements and MD&A on 8 May 2014.

CONTINUOUS DISCLOSURE, FILINGS, AND ADDITIONAL INFORMATION

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission (“BCSC”). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statement. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these mandatory filings made by the Company on "SEDAR" (the System for Electronic Document Archiving and Retrieval at website www.sedar.com). The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission (“SEC”). The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC’s EDGAR database (website www.sec.gov/edgar) commencing with the Company’s Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

FORWARD - LOOKING INFORMATION

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, projections of anticipated revenue, the realization of reserve estimates, the timing and amount of estimated future production, cost, capital requirements, success of resource exploration operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projections", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration or new project development activities; changes in project parameters as plans continue to be refined; cash flow projections; future prices of resources; possible variations in resource reserves; accidents, labour disputes and other risks of the oil, gas, and alternative energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as other factors detailed from time to time in the Company's financial statements and other filings.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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